Hallador Energy Company
1660 Lincoln Street
Suite 2700
Denver, CO 80264-2701
303/839-5504 - office

Via EDGAR

May 21, 2013

Mr. George Schuler, Mining Engineer
Division of Corporation Finance
United States Securities and Exchange Commission

Re: Hallador Energy Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File: No. 001-34743

Second response to your comment letter of April 25, 2013

Dear Mr. Schuler,

Sam Elder, our mining engineer, mailed to you the information you requested and you confirmed receipt thereof.  Sam’s information should satisfy your comments #1, #4 and #7.

With regard to your comment #2 relating to title please be advised that prior to acquiring coal leases, we have our title abstractors or contract title abstractors conduct a preliminary title search on the property.  This information provides a strong indication of the coal owner, with whom we will enter into a lease. The next step is to execute a lease with the owner, giving us control of the property.  Prior to mining the coal, we verify the lessor is the coal owner with a title opinion.  Prior to purchasing coal properties we follow a similar process.

As stated in my letter of May 3 we did in fact include your requested disclosures (your comment #3) in our Form 10-Q for the quarter ended March 31 which was filed on May 15, 2013.  We will also make the same type disclosures in our Form 10-K for the year ending December 31, 2013.  Consequently, we see no need to amend our 2012 Form 10-K.

With regard to your comment #4 dealing with S-K Item 101(h) (4) (viii), (ix) and (xi) we believe the disclosures made in the 2012 Form 10-K on pages five and six comply with the regulations and serve the ultimate goal of protecting our investors. For convenience those disclosures are stated below:

Safety and Environmental Regulations

Our operations, like operations of other coal companies, are subject to extensive regulation, primarily by federal and state authorities, on matters such as: air quality standards; reclamation and restoration activities involving our mining properties; mine permits and other licensing requirements; water pollution; employee health and safety; management of materials generated by mining operations; storage of petroleum products; protection of wetlands and endangered plant and wildlife protection.  Many of these regulations require registration, permitting, compliance, monitoring and self-reporting and may impose civil and criminal penalties for non-compliance.

Additionally, the electric generation industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal over time. The possibility exists that new legislation or regulations may be adopted or that the enforcement of existing laws could become more stringent, causing coal to become a less attractive fuel source and reducing the percentage of electricity generated from coal. Future legislation or regulation or more stringent enforcement of existing laws may have a significant impact on our mining operations or our customers’ ability to use coal.

While it is not possible to accurately quantify the expenditures we incur to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. Federal and state mining laws and regulations require us to obtain surety bonds or post letters of credit from our banks to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs

Reclamation

The Carlisle mine began commercial production in February 2007 and is operating in compliance with all local, state, and federal regulations.  We have no old mine properties to reclaim, other than the Howesville mine, which was operated for only eight months before it was closed in June 2006 due to safety concerns.   During 2007, we finished Phase I of the reclamation of the Howesville mine.  We expect the final phase to be completed by the end of 2015.

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months before we plan to begin mining a new area. Some of our required permits are becoming increasingly more difficult and expensive to obtain, and the application review processes are taking longer to complete and becoming increasingly subject to challenge.  Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.  Compliance with these laws has increased the cost of coal mining for domestic coal producers.

Mine Health and Safety Laws

We are proud of our safety record.  We comply with the rules and regulation issued by the Mine Safety and Health Administration (MSHA) and also state rules and regulations.  We applaud all reasonable rules and regulation that promote mine safety and keep our miners out of harm’s way.  Complying with these existing rules and proposed rules add to our mining costs.

Clean Air Act and Related Regulations

The federal Clean Air Act and similar state laws and regulations which regulate emissions into the air, affect coal mining, coal handling and processing, primarily through permitting and/or emissions control requirements.

The Clean Air Act also indirectly affects coal mining operations by extensively regulating the air emissions of the coal-fired electric power generating plants operated by our customers. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. Carbon dioxide, a greenhouse gas (GHG), is also emitted when coal is burned. Environmental regulations governing emissions from coal-fired electric generating plants could affect demand for coal as a fuel source and affect the volume of our sales. For example, the federal Clean Air Act places limits on sulfur dioxide, nitrogen dioxide, and mercury emissions from electric power plants.

The installation of additional control measures to achieve regulatory emission reductions makes it more costly to operate coal-fired power plants and could make coal a less attractive fuel.

The federal Clean Air Act and similar state laws and regulations which regulate emissions into the air, affect coal mining, coal handling and processing, primarily through permitting and/or emissions control requirements.

The Clean Air Act also indirectly affects coal mining operations by extensively regulating the air emissions of the coal-fired electric power generating plants operated by our customers. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. Carbon dioxide, a greenhouse gas (GHG), is also emitted when coal is burned. Environmental regulations governing emissions from coal-fired electric generating plants could affect demand for coal as a fuel source and affect the volume of our sales. For example, the federal Clean Air Act places limits on sulfur dioxide, nitrogen dioxide, and mercury emissions from electric power plants.

With regard to your comment #5 dealing with the map, attached is the JPEG file which we will include in our 2013 Form 10-K.

With regard to your comment #6 dealing with Guide 7, we believe that the disclosures on pages two and seven of the 2012 Form 10-K comply with the regulations and serve the ultimate goal of protecting our investors.  We did disclose in the 2013 first quarter Form 10-Q that we do not use outside mining contractors and will repeat such disclosure in the 2013 Form 10-K.

Please contact me at (303) 839-5504, extension 315 with any further questions.

Very truly yours,

/s/ W. ANDERSON BISHOP
W. Anderson Bishop, CFO